UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                             PERMANENT BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                    714197100
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 11, 1997
             (Date of Event which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   CUSIP No.  7141971000

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             LaSalle/Kross Partners, Limited Partnership

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  WC, OO

   5    Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                  [X]

   6    Citizenship or Place of Organization
             Delaware

                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             121,200 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            121,200 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             121,200 shares

   12   Check Box If The Aggregate Amount in Row (11)
        Excludes Certain Shares                                     [ ]

   13   Percent of Class Represented By Amount in Row (11)
             5.7%

   14   Type of Reporting Person
        PN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Richard J. Nelson

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                  [X]

   6    Citizenship or Place of Organization
             United States

                  7    Sole Voting Power
                            0 shares

   Number of
   Shares         8    Shared Voting Power
   Beneficially             121,200 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            121,200 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             121,200 shares

   12   Check Box If The Aggregate Amount in Row (11)
        Excludes Certain Shares                                     [ ]

   13   Percent of Class Represented By Amount in Row (11)
             5.7%

   14   Type of Reporting Person
        IN

   1    Name of Reporting Person
        S.S. or I.R.S. Identification Number of Above Person (optional)

             Peter T. Kross

   2    Check The Appropriate Box If a Member of a Group            (a)[X]
                                                                    (b)[ ]

   3    SEC Use Only

   4    Source of Funds:  Not Applicable

   5    Check Box if Disclosure of Legal Proceedings
        is Required Pursuant to Items 2(d) or 2(e)                  [X]

   6    Citizenship or Place of Organization
             United States


                  7    Sole Voting Power
                            0 shares
   Number of
   Shares         8    Shared Voting Power
   Beneficially             121,200 shares
   Owned By
   Each Reporting 9    Sole Dispositive Power
   Person With              0 shares

                  10   Shared Dispositive Power
                            121,200 shares

   11   Aggregate Amount Beneficially Owned by Each Reporting Person
             121,200 shares

   12   Check Box If The Aggregate Amount in Row (11)
        Excludes Certain Shares                                     [ ]

   13   Percent of Class Represented By Amount in Row (11)
             5.7%

   14   Type of Reporting Person
        IN

   Item 1.   Security and Issuer

        This Schedule 13D is being filed jointly by LaSalle/Kross Partners, Limited Partnership (the "Partnership"), Richard J. Nelson and Peter T. Kross (the "Group") and relates to the common stock, $.01 par value (the "Common Stock"), of Permanent Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 101 Southeast Third Street, Evansville, Indiana 47708. The joint filing agreement of the members of the Group is filed herewith as Exhibit 1.

   Item 2.   Identity and Background

        (a)-(c) The Partnership is a Delaware limited partnership. The address of the Partnership's principal business and its principal office is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. The principal business of the Partnership is that of investing in equity-oriented securities issued by publicly traded companies, with emphasis on investments in banks, thrifts and savings banks.

        The general partners of the Partnership (the "General Partners") are LaSalle Capital Management, Inc., a Michigan corporation owned by Richard
   J. Nelson and his wife, Florence Nelson, and Kross Financial, Inc., a Michigan corporation owned by Peter T. Kross. The executive officers and directors of LaSalle Capital Management, Inc., are Mr. Nelson, who serves as President and a director, and his wife Florence Nelson, who serves as Secretary, Treasurer and a director. Mr. Nelson is self-employed as a banking consultant, and his business address is 350 East Michigan, Suite 500, Kalamazoo, Michigan 49007. Mrs. Nelson is a homemaker and is not otherwise employed. Mr. Kross is the sole director and the sole executive officer of Kross Financial, Inc. Mr. Kross is employed as a securities broker and is employed as a Senior Vice President of EVEREN Securities, Inc. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

        (d)-(e) During the past five years, none of the Partnership, the General Partners, Mr. Nelson, Mrs. Nelson or Mr. Kross has been convicted in a criminal proceeding (excluding traffic violations).

        On December 9, 1996, Standard Financial, Inc. filed a civil lawsuit (case No. 96-C-8037) in the United States District Court for the Northern District of Illinois (the "Court") naming as defendants the Partnership, the General Partners, Mr. Kross and Mr. Nelson (collectively, the "defendants"). The lawsuit requested injunctive relief and claimed that the defendants had made a false and misleading Schedule 13D filing with respect to beneficial ownership of Standard Financial, Inc.'s common stock. On February 11, 1997, the Court entered a Memorandum Opinion and Order granting in part and denying in part Standard Financial's request for injunctive relief. On March 19, 1997, the Court modified that order. The Court ordered, among other things, that (1) the Group amend its
   Schedule 13D with respect to Standard Financial to reflect the Group's "purpose to acquire control over and influence the policies of Standard by electing the Partnership's own nominees to Standard's board of directors";
   (2) "Defendants are temporarily enjoined from purchasing or selling any shares, in their individual capacities or on behalf of the Section 13(d) group, but not in a licensed or registered capacity, or otherwise seeking control of Standard until seven days after they have filed [an] amended
   Schedule 13D" in compliance with the Court's order; and (3) "Defendants are temporarily enjoined from violating Section 13(d) and ordered to amend
   Schedule 13D with regard to Standard from time to time as necessary to comply with federal law." Thereafter, the defendants promptly complied with the Court's order and filed an amended Schedule 13D.

        (f) Mr. Nelson, Mrs. Nelson and Mr. Kross are citizens of the United States.

   Item 3.   Source and Amount of Funds or Other Consideration

        The amount of funds expended to date by the Partnership to acquire its shares as reported herein is $2,207,193. Such funds were provided in part from the Partnership's available capital and in part by loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"). The Partnership has a margin account with Bear Stearns and has used the proceeds from loans made to it by Bear Stearns to purchase a portion of the shares of the Common Stock that it presently owns. All of the marginable securities owned by the Partnership and held in its brokerage account at Bear Stearns are pledged as collateral for the repayment of margin loans made to the Partnership by Bear Stearns. A copy of the Partnership's margin agreement with Bear Stearns is attached hereto as
   Exhibit 2 and incorporated herein by reference.

   Item 4.   Purpose of Transaction

        The Group's goal is to profit from appreciation in the market price of the Common Stock. The Group expects to actively assert shareholder rights, in the manner described below, with the purpose to acquire control over and influence the policies of the Issuer by electing the Partnership's own nominees to the Issuer's board of directors, with the intent of influencing a business combination involving the Issuer.

        The Partnership's stated purpose is to emphasize investments in the stocks of selected thrifts, banks and savings banks which the General Partners believe to be undervalued or that they believe to represent "special situation" investment opportunities. The Partnership has further described its purpose, in its private placement memorandum, as follows:

             Considering the current opportunity to purchase shares of selected thrifts and savings banks at substantial discounts to intrinsic value as determined by the General Partners, with significant appreciation potential available due to merger and acquisition activity in the banking industry, the Partnership currently intends to concentrate its investments in thrifts, banks and savings banks which, in the opinion of the General Partners, possess certain buyout characteristics. Concentrated investments may be made in companies to allow the partnership to influence or to effect control over management's decisions in order to achieve Partnership objectives.

   The Partnership believes that its acquisition of the Common Stock is in accordance with these stated purposes.

        By letter dated April 11, 1997 (a copy of which is attached hereto as Exhibit 3), the Group disclosed its holdings to the management of the Issuer and that it was contemplating the submission of proposed nominees for election at the Issuer's 1997 annual meeting. Prior to making such submission, the Group proposed a meeting with management of the Issuer to discuss management's slate of directors. On April 15, 1997, the Issuer contacted representatives of the Group to discuss the Group's request. In connection with this discussion, the Issuer informed the Group that it would consider the Group's request to include a representative of the Group on management's slate of nominees for the 1997 annual meeting. By letter dated April 15, 1997 (a copy of which is attached hereto as Exhibit
   4), the Group proposed Wallace Riley for consideration by the Issuer as a management nominee. Thereafter, by letter received on April 16, 1997 (a copy of which is attached hereto as Exhibit 5), the Issuer informed the Group that it would not nominate Mr. Riley and further informed the Group that Mr. Riley did not satisfy a director qualification requirement that had been adopted by the Issuer's Board of Directors on January 21, 1997. The qualification requirement mandates that "Any member of the Board of Directors shall, in order to qualify as such, be domiciled in or have his or her primary place of business located in any county, a portion of which is within a fifty mile radius of any office of the [Issuer's] subsidiary bank in the state of Indiana." To the best of the Group's knowledge, this requirement has not been disclosed publicly by the Issuer.

        Notwithstanding the qualification, the Group still intends to seek two representatives on the Issuer's Board of Directors. The Group currently plans to nominate two nominees for election as directors within the time frame required by the Issuer's By-Laws.

        The Group's purpose in seeking representatives on the Board of Directors is primarily to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. One way of achieving this goal is to seek out another financial institution and attempt to implement a business combination. The Group is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, this and other possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored. To the extent such influence may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the Group has such a purpose.

        The above-stated purpose to control is unrelated to the Office of Thrift Supervision ("OTS") regulations. Specifically, the Group is aware that regulations promulgated by the OTS contain separate standards with regard to acquisition of "control" of a federally chartered savings institution, such as the Issuer's subsidiary bank. Those regulations require OTS approval for acquisition of control under certain conditions. Some of the provisions are based in part on numerical criteria. One of the provisions creates a rebuttable presumption of control where a person acquires more than 10 percent of the voting stock of a savings association and other conditions are met. Another provision creates a rebuttable presumption of control where a person acquires proxies to elect one-third or more of the savings association's board of directors and other conditions are met. The Group has no present plans to cross these numerical thresholds.

        The Group intends to continue to evaluate the Issuer and its business prospects and intends to consult with management of the Issuer, other shareholders of the Common Stock or other persons to further its objectives. The Group may make further purchases of shares of the Common Stock or may dispose of any or all of its shares of the Common Stock at any time. At present, and except as disclosed herein, the Group has no specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
   Schedule 13D. The Group intends to continue to explore the options available to it. The Group may, at any time or from time to time, review or reconsider its position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

   Item 5.   Interest in Securities of the Issuer

        (a) By virtue of their separate ownership and control over the General Partners, Mr. Nelson and Mr. Kross are each deemed to own beneficially all of the 121,200 shares of the Common Stock that the Partnership owns, constituting approximately 5.7% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares reported on the Issuer's Quarterly Report on Form 10-Q for the period ended December 31, 1996. None of Mr. Nelson, Mrs. Nelson, Mr. Kross or the General Partners beneficially owns any shares of the Common Stock personally or otherwise, except for the shares owned by the Partnership itself.

        (b) With respect to the shares described in (a) above, all decisions regarding voting and disposition of the Partnership's 121,200 shares are made jointly by the chief executive officers of the General Partners (i.e, Messrs. Nelson and Kross). As such, they share voting and investment power with respect to those shares.

        (c) The following transactions are the only purchases of the Common Stock made by the Partnership in the past 60 days, all of which were made in open market purchases on the Nasdaq National Market System:

             Date      Number of Shares    Cost Per Share

             2/24/97   5,000               $22.375

             3/25/97   7,000               $21.00

             4/11/97   12,500              $21.625

             4/15/97   5,000               $22.00

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        See Item 2 regarding disclosure of the arrangements among members of the Group, which disclosure is incorporated herein by reference.

   Item 7.   Material to be Filed as Exhibits

        No.       Description

        1         Joint Filing Agreement

        2 Professional Account Agreement, dated March 6, 1996, between the Partnership and each of the subsidiaries of The Bear Stearns Companies Inc.

        3 Letter from Richard J. Nelson to Donald P. Weinzapfel, dated April 11, 1997

        4 Letter from Richard J. Nelson to Donald P. Weinzapfel, dated April 15, 1997

        5 Letter from Donald P. Weinzapfel to Richard J. Nelson, dated April 15, 1997

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Date:     April 18, 1997


                            LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                            By:  LaSALLE CAPITAL MANAGEMENT, INC.
                                 a General Partner

                                 By:  /s/ Richard J. Nelson
                                      Richard J. Nelson, President


                            /s/ Richard J. Nelson
                            Richard J. Nelson


                            /s/ Peter T. Kross
                            Peter T. Kross

                                                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

        Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


   Date:  April 18, 1997


                            LaSALLE/KROSS PARTNERS, LIMITED PARTNERSHIP

                                 By:  LaSALLE CAPITAL MANAGEMENT, INC.
                                      a General Partner

                                      By:  /s/ Richard J. Nelson
                                           Richard J. Nelson, President


                                 /s/ Richard J. Nelson
                                 Richard J. Nelson


                                 /s/ Peter T. Kross
                                 Peter T. Kross

                                                                    EXHIBIT 2


   Professional                                                  Bear Stearns
   Account Agreement                          The Bear Stearns Companies Inc.
                                                              245 Park Avenue
                                                           New York, NY 10167
                                                               (212) 272-2000


    Title:  LaSalle/Kross Partnership Limited   Account No.:  102-04824-26
    Part.


   This agreement ("Agreement") sets forth the terms and conditions under which subsidiaries of The Bear Stearns Companies Inc. will open and maintain account(s) in your name and otherwise transact business with you.

        1. Parties. You hereby agree that the parties to this Agreement shall consist of you, each and every subsidiary of The Bear Stearns Companies listed on the signature page hereof and any other subsidiary of The Bear Stearns Companies Inc., whether now existing or hereafter created, at which you open an account or accounts or with which you otherwise transact business (which shall automatically become a party hereto by virtue thereof) (each of which subsidiaries, listed or presently unlisted herein, being referred to hereinafter as a "Bear Stearns entity" and all such entities being collectively referred to as "Bear Stearns").

        2. Applicable Law and Regulations. All transactions shall be subject to all applicable law and the rules and regulations of all federal, state and self-regulatory agencies, including, but not limited to, the Board of Governors of the Federal Reserve System and the constitution, rules and customs of the exchange or market (and clearing house) where executed.

        3. Security Interest and Lien. As security for the payment and performance of all of your obligations and liabilities to any Bear Stearns entity, each Bear Stearns entity shall have a continuing security interest in all property in which you have an interest held by or through any Bear Stearns entity, including, but not limited to, securities, commodity futures contracts, commercial paper, monies, any after-acquired property and all rights you may have against any Bear Stearns entity. In addition, in order to satisfy any such outstanding liabilities or obligations, Bear Stearns may, at any time and without prior notice to you, use, apply or transfer any of such securities or property interchangeably (including cash and fully-paid securities).

        4. Deposits on Transactions. Whenever Bear Stearns, in its sole discretion, considers it necessary for its protection, it may require you, and you hereby agree, to deposit cash or collateral immediately in your account(s) prior to any applicable settlement date in order to assure due performance of your open contractual commitments.

        5. Breach, Bankruptcy or Default. Any breach of or default under this Agreement or any other agreement you may have with any Bear Stearns entity, or the filing of a petition or other proceeding in bankruptcy or insolvency or for the appointment of a receiver by or against you, the levy of an attachment against your accounts with Bear Stearns, or your death, mental incompetence or dissolution, or any other grounds for insecurity (including any indication of your refusal or inability to promptly meet a margin call or other deposit requirement hereunder) as determined by Bear Stearns in its sole discretion, shall constitute, at Bear Stearns' election, a default by you under all agreements you may then have with Bear Stearns, whether heretofore or hereafter entered into. In the event of default, each Bear Stearns entity reserves the right to sell, without prior notice to you, any and all property in which you have an interest held by or through any Bear Stearns entity, to buy any or all property which may have been sold short, to accelerate, cancel, liquidate, close out and net the settlement payments and/or delivery obligations of any or all outstanding transactions (including contracts and options for foreign currency or any other commodity) and/or to purchase or sell any other securities or property to offset market risk, after which you shall be liable to Bear Stearns for any remaining deficiency, loss, costs or expenses sustained by Bear Stearns in connection therewith. Such purchases and/or sales may be effected publicly or privately without notice or advertisement in such manner, in such order and at such time as Bear Stearns may in its sole discretion determine. At any such sale or purchase, Bear Stearns may purchase or sell the property free of any right of redemption. In addition, Bear Stearns shall have the right to set off, net, recoup or otherwise apply any amount owing from any Bear Stearns entity to you against any indebtedness in any of your accounts, whether matured or unmatured.

        6. Fees and Charges. You understand that Bear Stearns may charge commissions and other fees for execution, custody or any other service furnished to you, and you agree to pay such commissions and fees at Bear Stearns' then-prevailing rates. You understand further that such fees may be changed from time to time, upon thirty days' prior written notice to you, and you agree to be bound thereby.

        7. Transaction Reports and Account Statements. Reports of the execution of orders and statements of account shall be conclusive if not objected to in writing within five days in the case of reports of execution and ten days in the case of account statements, after such documents have been transmitted to you by mail or otherwise.

        8. Debit Balances/Truth-In-Lending. You hereby acknowledge receipt of Bear Stearns' Truth-in-Lending disclosure statement. You understand that interest will be charged on any debit balances in your accounts in accordance with the methods described in such statement or in any amendment thereof or revision thereto which may be provided to you. Any debit balance which is not paid at the close of an interest period will be added to the opening balance for the next interest period.

        9. Clearance Accounts. If any of your account(s) is carried by any Bear Stearns entity as clearing agent for your broker, unless such Bear Stearns entity receives from you prior written notice to the contrary, it may accept from such other broker, without any inquiry or investigation:
   (a) orders for the purchase or sale of securities and other property in your account(s) on margin or otherwise and (b) any other instructions concerning your account(s) or the property therein. You understand and agree that Bear Stearns shall have no responsibility or liability to you for any acts or omissions of such broker, its officers, employees or agents. You agree that your broker and its employees are third-party beneficiaries of this Agreement and that the terms and conditions hereof, including the arbitration provision, shall be applicable to all matters between or among any of you, your broker and its employees and Bear Stearns and its employees.

        10. Costs of Collection. You hereby authorize Bear Stearns to charge you for any reasonable direct or indirect costs of collection, including, but not limited to, attorneys' fees, court costs and other expenses.

        11. Impartial Lottery Allocation. You agree that, in the event Bear Stearns holds on your behalf bonds or preferred stocks in street name or bearer form which are callable in part, you will participate in the impartial lottery allocation system of the called securities in accordance with the rules of the New York Stock Exchange, Inc. or any other appropriate self-regulatory organization. When any such call is favorable, no allocation will be made to any account with respect to which Bear Stearns has actual knowledge that its officers, directors or employees have any financial interest until all other customers are satisfied on an impartial lottery basis.

        12. Waiver, Assignment and Notices. Neither Bear Stearns' failure to insist at any time upon strict compliance with this Agreement or with any of the terms hereof nor any continued course of such conduct on its part shall constitute or be considered a waiver by Bear Stearns of any or its rights or privileges hereunder. Any assignment of any of your rights or obligations hereunder or interest in any property held by or through Bear Stearns without obtaining the prior written consent of any authorized representative of Bear Stearns shall be null and void. Bear Stearns reserves the right to assign any of its rights or obligations hereunder to any Bear Stearns entity without prior notice to you. Notices or other communications will be delivered or mailed to the address provided by you unless and until Bear Stearns has received notice in writing from you of a different address. Margin calls may be communicated orally and need not be confirmed in writing.

        13. Free Credit Balances. You hereby authorize Bear Stearns to use any free credit balance awaiting investment or reinvestment in any of your accounts in accordance with all applicable rules and regulations and to any interest thereon at such rate or rates and under such conditions as are established from time to time by Bear Stearns for such accounts and for the amounts of cash so used.

        14. Restrictions on Accounts. You understand that Bear Stearns in its sole discretion, may restrict or prohibit trading of securities or other property in any of your accounts.

        15. Credit Information and Investigation. You authorize Bear Stearns and, if applicable, your broker, in its or their discretion, to make and obtain reports concerning your credit standing and business conduct. You may make a written request within a reasonable period of time for a description of the nature and scope of the reports made or obtained by Bear Stearns.

        16. Short and Long Sales. In placing any sell order for a short account, you will designate the order as such and hereby authorize Bear Stearns to mark the order as being "short." In placing any sell order for a long account, you will designate the order as such and hereby authorize Bear Stearns to mark the order as being "long." The designation of a sell order as being for a long account shall constitute a representation that you own the security with respect to which the order has been placed, that such security may be sold without restriction in the open market and that, if Bear Stearns does not have the security in its possession at the time you place the order, you shall deliver the security by settlement date in good deliverable form or pay to Bear Stearns any losses or expenses incurred by it as a result of your failure to make delivery on a timely basis.

        17. Margin and Other Collateral Requirements. You hereby agree to deposit and maintain such margin in any of your margin accounts as Bear Stearns may in its sole discretion require, and you agree to pay forthwith on demand any debit balance owing with respect to any of your margin accounts. In addition, you further agree to promptly deposit and maintain such other collateral with Bear Stearns as is required by any other agreement or open transaction you may have with it. Upon your failure to make any such payment, or at any time Bear Stearns in its sole discretion deems it necessary for its protection, whether with or without prior demand, call or notice, Bear Stearns shall be entitled to exercise all rights and remedies provided in paragraph 3, 5 and 29 hereof. No demands, calls, tenders or notices that Bear Stearns may have made or given in the past in any one or more instances shall invalidate your waiver of any requirement that Bear Stearns make or give the same in the future. Unless you expressly advise Bear Stearns to the contrary, you hereby represent that you are not an "affiliate" (as defined in Rule 14c(a)(1) under the Securities Act of 1933) of the issuer of any security held in any of your accounts.

        18. Consent to Loan or Pledge of Securities. Within the limits of applicable law and regulations, you hereby authorize Bear Stearns to lend either to itself or to others any securities held by it in any of your margin accounts, together with all attendant rights of ownership, and to use all such property as collateral for its general loans. Any such property, together with all attendant rights of ownership, may be pledged, repledged, hypothecated or rehypothecated either separately or in common with other such property for any amounts due to Bear Stearns thereon or for a greater sum, and Bear Stearns shall have no obligation to retain a like amount of similar property in its possession and control.

        19. Give-ups: Free Deliveries in the event: (i) your orders are not executed by Bear Stearns and you give-up Bear Stearns' name for clearance and settlement, or (ii) you require Bear Stearns to make a free delivery of cash or securities in connection with the settlement of such orders, the following terms and conditions shall apply:

        (i) You agree that you will only execute bona-fide orders and if required for settlement, you will request a free delivery of cash or securities only when you have reasonable grounds to believe that the contra-party and the broker who executed your order have the financial capability to complete any contemplated transaction;

        (ii) Bear Stearns reserves the right at any time to place a limit (of either dollars or number of securities) on the size of transactions that Bear Stearns will accept for clearance. If after you have received notice of such limitation you execute an order in excess of the limit established by Bear Stearns, Bear Stearns shall have the right, exercisable in its sole discretion, to decline to accept the transaction for clearance and settlement. In the event any claim is asserted against Bear Stearns by the broker who executed your order because of such action by Bear Stearns, you agree to indemnify and hold Bear Stearns harmless from any loss, liability, damage, cost or expense (including, but not limited to fees and expenses of legal counsel) arising directly or indirectly therefrom; and

        (iii) Bear Stearns will on a best efforts basis attempt to clear such transactions within a reasonable period and utilize the same procedures it utilizes when clearing transactions on behalf of other customers. If either you or the broker who executed your order fails for any reason to settle the transaction and/or return any free delivery within a reasonable period of time, as determined by Bear Stearns, you will be solely liable to Bear Stearns for any and all loss, including expenses, caused thereby. Bear Stearns shall have no liability whatsoever to you in any such circumstance.

        20.  Prime Brokerage Services.

        (a) Prior to the commencement of any prime brokerage activity, Bear Stearns will enter into an agreement with your executing broker(s) that will set forth the terms and conditions under which your executing broker(s) will be authorized to accept orders from you for settlement by Bear Stearns (the "Prime Brokerage Agreement"). Bear Stearns will accept for clearance and settlement trades executed on your behalf by such executing broker(s) as you may designate from time to time. On the day following each transaction, Bear Stearns will send you a notification of each trade placed with your executing broker based upon the information provided by you. This notification contains some but not all of the information required to appear in a confirmation.

        (b) Bear Stearns shall be responsible for settling trades executed on your behalf by your executing broker(s) and reported to Bear Stearns by you and your executing broker(s) provided that you have reported to Bear Stearns on trade date, by the time designated to you by Bear Stearns, all the details of such trades including, but not limited to, the contract amount, the security involved, the number of shares or the number of units and whether the transaction was a long or short sale of a purchase, and further provided that Bear Stearns has either affirmed or not DK'd and has not subsequently disaffirmed such trades. In the event that Bear Stearns determines not to settle a trade, Bear Stearns shall not have settlement responsibility for such trade and shall, instead, send you a cancellation notification to offset that notification sent to you under sub-paragraph a of this paragraph. You shall be solely responsible and liable to your executing broker(s) for settling such trade. In addition Bear Stearns may be required to cease providing prime brokerage services to you in accordance with the Prime Brokerage Agreement.

        (c) In the event of (i) the filing of a petition or other proceeding in bankruptcy, insolvency or for the appointment of a receiver by or against your executing broker, (ii) the termination of your executing broker's registration and the cessation of business by it as a broker-dealer, or (iii) your executing broker's failure inability or refusal, for any reason whatsoever or for no reason at all, to settle a trade, if Bear Stearns agrees to settle any trades executed on your behalf by such executing broker, regardless whether Bear Stearns either affirmed or did not DK and did not disaffirm such trades, you shall be solely responsible, and liable to Bear Stearns, for any losses arising out of or incurred in connection with Bear Stearns' agreement to settle such trades.

        (d) You shall maintain in your account with Bear Stearns such minimum net equity in cash or securities as Bear Stearns, in its sole discretion may require, from time to time [the "Bear Stearns Net Equity Requirements"], which shall in no event be less than the minimum net equity required by the SEC Letter (the "SEC Net Equity Requirements").

             In the event your account falls below the SEC Net Equity Requirements, you hereby authorize Bear Stearns to notify promptly all executing brokers with whom it has a Prime Brokerage Agreement on your behalf of such event. Moreover, if you fail to restore your account to compliance with the SEC Net Equity Requirements within the time specified in the SEC Letter, Bear Stearns shall: (i) notify all such executing brokers that Bear Stearns is no longer acting as your prime broker and (ii) either not affirm or indicate that it does not know ("DK") all prime brokerage transactions on your behalf with trade date after the business day on which such notification was sent.

             In the event either: (i) your account falls below the Bear Stearns Net Equity Requirements, (ii) Bear Stearns determines that there would not be enough cash in your account to settle such transactions or that a maintenance margin call may be required as a result of settling such transactions, or (iii) Bear Stearns determines that the continuation of prime brokerage services to you presents an unacceptable risk to Bear Stearns taking into consideration all the facts and circumstances Bear Stearns may disaffirm all your prime brokerage transactions and/or cease to act as your prime broker.

        (e) If you have instructed your executing broker(s) to send confirmations to your in care of Bear Stearns, as your prime broker, the confirmation sent by such executing broker is available to you promptly from Bear Stearns, at no additional charge.

        (f) If your account is managed on a discretionary basis, you hereby acknowledge that your prime brokerage transactions may be aggregated with those of other accounts of your advisor, according to your advisor's instructions, for execution by your executing broker(s) in a single bulk trade and for settlement in bulk by Bear Stearns. You hereby authorize Bear Stearns to disclose your name, address and tax I.D. number to your executing broker(s). In the event any trade is disaffirmed, as soon as practicable thereafter, Bear Stearns shall supply your executing broker(s) with the allocation of the bulk trade, based upon information provided by your advisor.

        (g) The prime brokerage services hereunder shall be provided in a manner not inconsistent with the no-action letter dated January 29, 1994 issued by the Division of Market Regulation of the Securities and Exchange Commission (the "SEC Letter"), and any supplements or amendments thereto.

        21. Legally Binding. You and Bear Stearns hereby agree that this Agreement shall extend to and be binding upon all of the parties hereto (whether now existing or hereafter added) and their respective successors and assigns. If you are a natural person, this Agreement shall extend to and be binding upon your estate, heirs, executors, administrators and personal representatives. You further agree that all purchases and sales shall be for your account(s) in accordance with your oral or written instructions. You hereby waive any and all defenses that any such instruction was not in writing as may be required by the Statue of Frauds of any similar law, rule or regulation.

        22. Amendment. You agree that Bear Stearns may modify the terms of this Agreement at any time upon prior written notice to you. By continuing to accept services from Bear Stearns, you will have indicated your acceptance of any such modification. If you do not accept any such modification, you must notify Bear Stearns thereof in writing and your account may then be terminated, but you will still be liable thereafter to Bear Stearns for all remaining liability and obligations. Otherwise, this Agreement may not be waived or modified absent a written instrument signed by an authorized representative of Bear Stearns.

        23. New York Law to Govern. This Agreement shall be deemed to have been made in the State of New York and shall be construed, and the rights and liabilities of the parties determined in accordance with the laws of the State of New York without giving effect to the conflicts of law principals thereof.

        24. Arbitration. You agree and, by maintaining accounts for you, Bear Stearns agrees that controversies arising between you and any Bear Stearns entity or any broker for which Bear Stearns acts as clearing agent, whether arising prior to, on or subsequent to the date hereof, shall be determined by arbitration. Any arbitration under this Agreement shall be held at the facilities and before an arbitration panel appointed by the New York Stock Exchange, Inc. The American Stock Exchange, Inc., or the National Association of Securities Dealers, Inc. (and only before such exchanges or association). You may elect one of the foregoing forums for arbitration, but if you fail to make such election by registered mail or telegram addressed to Bear Stearns Securities Corp. 245 Park Avenue, New York, New York 10167, Attention: Chief Legal Officer (or any other address of which you are advised in writing), before the expiration of ten days after receipt of a written request from Bear Stearns to make such election, then Bear Stearns may make such election. For any arbitration solely between you and a broker for which Bear Stearns acts as clearing agent, such election shall be made by registered mail to such broker at its principal place of business. Judgment upon the award of the arbitrators may be entered in any state or federal court having jurisdiction thereover. With respect to the resolution of any such controversy, you and Bear Stearns further acknowledge that:

   -    arbitration is final and binding on the parties.
   - the parties are waiving their right to seek remedies in court, including the right to jury trial.
   - pre-arbitration discovery is generally more limited than and different from court proceedings.
   - the arbitrators' award is not required to include factual findings or legal reasoning and any party's right to appear or to seek modification of rulings by the arbitrators is strictly limited.
   - the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.
   - no person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action, who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action unit: (i) the class certification is denied;
        (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this Agreement except to the extent stated herein.

        25. Severability. If any provision hereof is or should become inconsistent with any present or future law, rule or regulation of any sovereign government or regulatory body having jurisdiction over the subject matter of this Agreement, such provisions shall be deemed to be rescinded or modified in accordance with any such law, rule or regulation. In all other respects, this Agreement shall continue to remain in full force and effect.

        26. Extraordinary Events. Bear Stearns shall not be liable for losses in any of your accounts which are caused directly or indirectly by government restrictions, exchange or market rulings, suspension of trading, war, strikes or any other condition beyond its control.

        27. Headings. The headings of the provisions hereof are for descriptive purposes only and shall not modify or qualify any of the rights or obligations set forth in such provisions.

        28. Telephone Conversations. For the protection of both you and Bear Stearns, and as a way of correcting misunderstandings, you hereby authorize Bear Stearns, at its discretion and without prior notice to you, to monitor and/or record any or all telephone conversations between you and any of Bear Stearns' employees or agents.

        29. Additional Rights and Remedies. The rights and remedies granted herein to Bear Stearns are in addition to, and supersede any limitations on, any other rights and remedies provided to Bear Stearns in any other agreement you may have with it, and you hereby appoint Bear Stearns as your agent to take any action necessary to perfect the security interest granted to it in paragraph 3 hereof. In the event of a breach or default under this Agreement or any other agreement you may have with any Bear Stearns entity, each Bear Stearns entity shall have all rights and remedies available to a secured creditor under any applicable law in addition to the rights and remedies provided herein.

        30. Authority; Capacity. By signing this Agreement, you represent that you are of legal age and that, unless you have notified Bear Stearns to the contrary, neither you nor any member of your immediate family is an employee of any exchange or member thereof, the National Association of Securities Dealers, Inc. or a member thereof, or of any corporation, firm or individual engaged in the business of dealing as broker or principal, in securities, options or futures or of any bank, trust company or insurance company. If you are signing on behalf of an institution, you represent that the institution on whose behalf you are acting is authorized to enter into this Agreement and that you are duly authorized to sign this Agreement in its name.

   By signing this Agreement you acknowledge that:

   1. The securities in your margin account(s) and any securities for which you have not fully paid, together with all attendant ownership rights, may be loaned to the Clearing Broker or loaned out to others and;

   2.   You have received a copy of this Agreement.

   A pre-dispute arbitration clause is contained in paragraph 24 hereof.

   INDIVIDUAL CLIENT (please complete):



   Typed or printed name



   Signature


   Date:


   Typed or printed name


   Signature


   Date:


   INSTITUTIONAL CLIENT (please complete):


   LaSalle/Kross Partners, L.P.
   Name of Institution


   350 E. Michigan Avenue, Suite 500
   Street Address


   Kalamazoo, MI 49007
   City, State, Zip


   Richard J. Nelson
   Name of Authorized Officer


   General Partner
   Title of Authorized Officer


   /s/ Richard J. Nelson
   Signature of Authorized Officer


   Date: March 6, 1996


   EACH OF THE FOLLOWING SUBSIDIARIES OF THE BEAR STEARNS COMPANIES INC.:
   Bear Stearns & Co. Inc., Bear Stearns Securities Corp., Bear Stearns International Limited, Bear Stearns Capital Markets Inc., Bear Stearns Capital Markets Inc. II, Bear Stearns Mortgage Capital Corporation, Bear Stearns N.Y., Inc., Bear Stearns Global Asset Trading, Ltd., Bear Stearns Global Asset Holdings, Ltd., Bear Stearns Forex Inc., Bear Stearns U.K. Limited, Bear Stearns International Trading Limited, Bear Stearns (Japan), Ltd., Bear Stearns Asia Limited and Bear Stearns Hong Kong Limited, and any other subsidiary of the Bear Stearns Companies Inc. later added as a party hereto pursuant to paragraph 1 hereof.


   By:

                                                                    EXHIBIT 3

                          LASALLE/KROSS PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                               __________________
                            Telephone (616) 344-4993

                                 April 11, 1997

   VIA FACSIMILE

   PRIVILEGED AND CONFIDENTIAL

   Mr. Donald P. Weinzapfel
   Chairman of the Board, President
    and Chief Executive Officer
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, Indiana  47708

   Dear Mr. Weinzapfel:

        LaSalle/Kross Partners, L.P. now beneficially owns 116,200 shares of common stock of Permanent Bancorp, Inc. We are preparing and will file a
   Schedule 13D with the Securities and Exchange Commission within the requisite period to reflect our holdings.

        We understand that Permanent Bancorp's annual meeting of stockholders is scheduled for July 22, 1997. LaSalle/Kross is contemplating the submission of proposed nominees for election at the annual meeting. However, prior to taking that action, we propose a meeting between you and our representatives to discuss management's slate of nominees.

        Under Permanent Bancorp's by-laws, LaSalle/Kross is required to submit its proposed nominees by April 23, 1997. Accordingly, if a meeting to discuss management's slate is to occur, it will need to take place next week. We will look forward to hearing from you before the close of business on Tuesday, April 15, 1997.
                                 Sincerely,

                                 LASALLE/KROSS PARTNERS, L.P.

                                 /s/ Richard J. Nelson

                                 Richard J. Nelson, President
                                 LaSalle Capital Management, Inc.,
                                 General Partner
   RJN:jks

                                                                    EXHIBIT 4
                          LASALLE/KROSS PARTNERS, L.P.
                                    Suite 500
                             350 E. Michigan Avenue
                            Kalamazoo, Michigan 49007
                               __________________
                            Telephone (616) 344-4993

                                 April 15, 1997
   VIA FACSIMILE

   PRIVILEGED AND CONFIDENTIAL

   Mr. Donald P. Weinzapfel
   Chairman of the Board, President
    and Chief Executive Officer
   Permanent Bancorp, Inc.
   101 Southeast Third Street
   Evansville, Indiana  47708

   Dear Mr. Weinzapfel:

        Attached is biographical information for Wallace Riley. Mr. Riley is the individual LaSalle/Kross Partners, L.P. proposes for consideration as a Board nominee for election as a director at the Permanent Bancorp, Inc. 1997 annual meeting. We are proposing Mr. Riley in addition to, and not in lieu of, the other nominees the Board may be considering. As we discussed, Mr. Riley is currently traveling and has not had an opportunity to update the attached biography. We would, however, not expect any significant updates. The attached information is being provided as a result of our conference call this morning and does not constitute notice of a stockholder nomination pursuant to Article I, Section 6 of the By-Laws.

        We look forward to hearing from you promptly, as you indicated in our telephone conversation.

                                 Sincerely,

                                 LASALLE/KROSS PARTNERS, L.P.

                                 /s/ Richard J. Nelson

                                 Richard J. Nelson, President
                                 LaSalle Capital Management, Inc.,
                                 General Partner
   RJN:jks
   Enclosure

                          Biography of Wallace D. Riley

        Wallace D. Riley, 69, has been a practicing attorney for more than forty years and is the founder and Chief Executive Officer of Riley and Roumell, P.C., a general practice law firm in Detroit, Michigan. Mr. Riley has served as President of both the American Bar Association and the State Bar of Michigan, and has served on the boards of both organizations and in numerous other leadership roles for these and certain related organizations. He was also a member of the Board of State Canvassers for the State of Michigan for thirteen years (and its Chairman for seven of those years) and has been a Special Assistance Attorney General for the State of Michigan since 1969. Mr. Riley served as a director of Great Lakes Bancorp, a thrift institution headquartered in Ann Arbor, Michigan from 1992 until its acquisition in February, 1995 by TCF Financial Corp. Mr. Riley presently serves as a director of SJS Bancorp, Inc., a thrift institution headquartered in St. Joseph, Michigan, and as a director of National Tech Team, Inc., a computer services company headquartered in Detroit, Michigan.

                                                                    EXHIBIT 5

   Permanent Bancorp, Inc., Holding Company for Permanent Federal Savings
   Bank



   April 15, 1997

   LaSalle/Kross Partners, L.P.
   350 E. Michigan Avenue
   Suite 500
   Kalamazoo, Michigan 49007

   Attn:       Richard J. Nelson

   Dear Mr. Nelson:

   I have reviewed your letter of April 11, 1997 with the Company's Board of Directors. The Board of Directors is also aware of the conversation we had today regarding a suggestion by the LaSalle/Kross Partners, L.P. as to a possible nominee to our Board of Directors. Finally the Board of Directors did review in detail the credentials of Mr. Wallace Riley. The Board has determined not to nominate Mr. Riley to the Board of Directors of Permanent Bancorp, Inc.

   As an aside, I would mention to you that Mr. Riley does not qualify to serve as a director under the bylaws of the Company. A copy of the relevant bylaw provision is enclosed.

   Thank you for your interest in Permanent Bancorp, Inc.

   Very truly yours,

   /s/ Donald P. Weinzapfel

   Donald P. Weinzapfel
   Chairman of the Board and
   President

   DPW/jp
   Encl.

   cc:  Mr. Robert L. Freedman, Silver, Freedman & Taff, L.L.P.

   101 Southeast Third Street P.O. Box 1227 Evansville, Indiana 47706-1227 812/428-6800

                               RESOLUTIONS OF THE
                  BOARD OF DIRECTORS OF PERMANENT BANCORP, INC.
                     RELATING TO AN AMENDMENT TO THE BY-LAWS

        WHEREAS, the Board of Directors of Permanent Bancorp, Inc. (the "Company") desires that the Company continue to be the holding company of a community-oriented financial institution designed to meet the needs of the communities it serves; and

        WHEREAS, the communities the Company and its subsidiaries currently serve are primarily in the counties within a fifty mile radius of any office of the Company's subsidiary bank in the state of Indiana (the "primary market area");

        WHEREAS, the vast majority of the Company's loans are secured by property located within its primary market area and substantially all of its deposits are obtained from individuals or entities located in its primary market area; and

        WHEREAS, the Board of Directors has determined that in order to adequately assess and best serve the needs of the Company's primary market area a director must be knowledgeable of and actively involved in the communities the Company serves; and

        WHEREAS, the Board of Directors believes, based upon the foregoing, that it would be appropriate and in the best interest of the Company and its shareholders to amend its By-laws to require that all directors be domiciled in or have their primary place of business located in the Company's primary market area; and

        WHEREAS, the Board of Directors has considered the size and diversity of the population base of its primary market area and believes that, if necessary or desired, there is a sufficient pool of potentially qualified individuals located therein who would be available for consideration for nomination as a director of the Company; and

        NOW THEREFORE, be it

        RESOLVED, that the Board of Directors of the Company hereby approves the adoption of an amendment to Article II of the By-laws by adding the following new Section 10, as follows:

             Section 10 Qualifications. Any member of the Board of Directors shall, in order to qualify as such, be domiciled in or have his or her primary place of business located in any county, a portion or which is within a fifty mile radius of any office of the Company's subsidiary bank in the state of Indiana.

        BE IT FURTHER RESOLVED, that the appropriate officers of the Company be and hereby are authorized and directed to take all action necessary or appropriate to implement the foregoing resolutions and any actions previously taken by such officers be and hereby are approved, ratified and confirmed.


        I, Carl E. Root, the duly elected Secretary of Permanent Bancorp, Inc. hereby certify that the foregoing is a true and accurate copy of the resolutions adopted by the Board of Directors of Permanent Bancorp, Inc. at a meeting held this 21st day of January 1997, where a quorum was present and acting throughout.


   Date:  January 21, 1997         /s/ Carl E. Root
                                      Secretary